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                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                          TERMOCANDELARIA S.C.A. E.S.P.

                        (Name of foreign utility company)

Item 1:

            The name and address of the entity claiming foreign utility company status is TermoCandelaria S.C.A. E.S.P. ("TermoCandelaria"), c/o K y M Servicios Tecnicos (Colombia) Ltda., Central Ejectivo Boca Grande, Carrera Tres Oficina 902, Cartagena, Colombia. TermoCandelaria is a "sociedad en comandita por acciones" and an "empresa de servicios publicos" organized and existing under the laws of the Republic of Colombia. TermoCandelaria was formed for the purpose of selling electricity in the wholesale market in Colombia, through BOLSA, the Colombian information system, where producers and traders execute energy trades on an hourly basis.

            The utility assets of TermoCandelaria will consist of a gas-fired nominal three hundred fourteen (314) megawatt simple-cycle electrical generation facility (the "Facility"), consisting of Unit 1 and Unit 2, which will be located in Mamonal, Colombia.

            All of the voting securities of TermoCandelaria are owned by subsidiaries of Merchant Project Holdings Co. LLC, which is an indirect, wholly-owned subsidiary of KMR Power Corporation. No other person owns five percent or more of the voting securities of TermoCandelaria:

Item 2:

      No public utility company is an affiliate or associate company of TermoCandelaria.


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      EXHIBIT A

            Not Applicable.

            TermoCandelaria has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                    --------------------------------
                                    Ralph W. Fairbanks
                                    Legal Representative
                                    TermoCandelaria S.C.A. E.S.P

April 28, 1999